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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                         Savoir Technology Group, Inc.
                         -------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   80533W1071
                                   ----------
                                 (CUSIP Number)

                             David R. Birk, Esq.
              Senior Vice President, General Counsel and Secretary
                                   Avnet, Inc.
                             2211 South 47th Street
                            Phoenix, Arizona  85034
                                 (480) 643-2000
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                                   Authorized
                     to Receive Notices and Communications)

                                 With a copy to:

                              James E. Abbott, Esq.
                            Carter, Ledyard & Milburn
                                  2 Wall Street
                            New York, New York 10005
                                 (212) 732-3200

                                  March 2, 2000
                                ----------------

                  (Date of Event Which Requires Filing of This
                                   Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ].

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


                                  SCHEDULE 13D
-----------------------------                            -----------------------

     CUSIP No. 80533W1071                                     Page 2 of 12 Pages

-----------------------------                            -----------------------
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   1         NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                   AVNET, INC.
                   I.R.S. IDENTIFICATION NO.  11-1890605
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   2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [ ]
                                                                      (b) [ ]
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   3         SEC USE ONLY                                                 [ ]
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   4         SOURCE OF FUNDS
                   WC, OO
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   5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                               [ ]
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   6         CITIZENSHIP OR PLACE ORGANIZATION
                   New York
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                       7
                              SOLE VOTING POWER
                                  4,090,971

 NUMBER OF
             ------------------------------------------------------------------
                       8
   SHARES              SHARED VOTING POWER
                        -0-

BENEFICIALLY
             -------------------------------------------------------------------
              9
  OWNED BY             SOLE DISPOSITIVE POWER
                     4,090,971

    EACH
             -------------------------------------------------------------------
              10
 REPORTING        SHARED DISPOSITIVE POWER
                        -0-

PERSON WITH
--------------------------------------------------------------------------------

     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             4,090,971
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                       [ ]
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     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             26.4% (assuming exercise of the Savoir Option and the
             Stockholders' Option)
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON
                   CO
--------------------------------------------------------------------------------


 ITEM 1.     Security and Issuer.

     This Statement on Schedule 13D (this "Schedule 13D") relates to shares of common stock, par value $0.01 per share ("Savoir Common Stock"), of Savoir Technology Group, Inc., a Delaware corporation ("Savoir" or the "Issuer"). The principal executive offices of the Issuer are located at 254 E. Hacienda Avenue, Campbell, California 95008.


 ITEM 2.     Identity and Background.

     This Statement is being filed by Avnet, Inc., a New York corporation ("Avnet"). Avnet is one of the world's largest industrial distributors of electronic components and computer products, with sales of $6.35 billion in its fiscal year ended July 2, 1999. The principal executive offices of Avnet are located at 2211 South 47th Street, Phoenix, Arizona 85034.

     The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Avnet is set forth in
Schedule I hereto and is incorporated herein by reference.

     During the last five years, neither Avnet, nor, to the knowledge of Avnet, any of the persons listed on Schedule I hereto, (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


 ITEM 3.     Source and Amount of Funds or Other Consideration.

     As more fully described in Item 4 hereof, Avnet has entered into the Savoir Option Agreement (as defined in Item 4 below) with Savoir and the Inducement Agreement (as defined in Item 4 below) with certain stockholders of Savoir. Pursuant to the Savoir Option Agreement, Savoir has granted Avnet an option to acquire shares of Savoir Common Stock as described below. Pursuant to the Inducement Agreement, certain stockholders of Savoir have granted Avnet an option to acquire such stockholders' shares of Savoir Common Stock as described below and have agreed to vote such stockholders' shares of Savoir Common Stock in favor of approval of the Merger Agreement (as defined in Item 4 below) and against any acquisition proposal from any person other than Avnet. Avnet may pay the exercise price under both the Savoir Option Agreement and the Inducement Agreement in cash or in shares of Avnet common stock, par value $1.00 per share ("Avnet Common Stock"), in the election of Avnet. If the conditions precedent to permit Avnet to exercise its option to purchase shares of Savoir Common Stock pursuant to the Savoir Option Agreement and/or the Inducement Agreement were satisfied and Avnet so exercised those options, and elected to pay the exercise price for one or both options in cash, Avnet currently anticipates that funds for such exercise would be provided from general funds available to Avnet.

     No funds were used by Avnet in connection with entering into the Merger Agreement, the Inducement Agreement or the Savoir Option Agreement.

ITEM 4.     Purpose of Transaction.

     On March 2, 2000, Avnet, Tactful Acquisition Corp., a wholly owned subsidiary of Avnet ("Merger Sub"), and Savoir entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for, among other things, the merger of Merger Sub with and into Savoir (the "Merger"). Following the Merger, the separate corporate existence of Merger Sub shall cease and Savoir shall continue as the surviving corporation (the "Surviving Corporation"), as a wholly-owned subsidiary of Avnet.

     Pursuant to the terms of the Merger Agreement and subject to adjustments as set forth therein, at the Effective Time (as defined in the Merger Agreement), each share of Savoir Common Stock issued and outstanding immediately prior to the Effective Time (other than certain shares to be cancelled and other than dissenters' shares) will be converted into the right to receive between 0.15494 and 0.11452 fully paid and nonassessable shares of Avnet Common Stock.

     Consummation of the Merger is subject to certain conditions set forth in the Merger Agreement including (i) the affirmative vote of the holders of a majority of the outstanding shares of Savoir Common Stock, including the holders of Savoir's Class A Preferred Stock voting with the holders of Savoir Common Stock on an as-converted basis, (ii) obtaining certain regulatory approvals, and
(iii) the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, as well as other customary conditions.

     Pursuant to the Merger Agreement, (i) the certificate of incorporation of Savoir in effect immediately prior to the Effective Time will be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law, (ii) the by-laws of Savoir in effect at the Effective Time will be the by-laws of the Surviving Corporation until thereafter changed or amended as provided therein by applicable law, except that the initial number of members of the Board of Directors as provided in the by-laws will be reduced to two, and (iii) the directors of Merger Sub will be the directors of the Surviving Corporation, and the individuals specified by Avnet in writing prior to the Effective Time will be the initial officers of the Surviving Corporation at and after the Effective Time, in each case until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation's Certificate of Incorporation and By-Laws.

     The Merger Agreement contains certain customary restrictions on the conduct of the businesses of Savoir pending the Merger, including certain customary restrictions relating to the capital stock of Savoir. Pursuant to the Merger Agreement, Savoir has agreed, among other things, that, after the date of the Merger Agreement and prior to the Effective Time, it will not declare or pay any dividends on or make other distributions in respect of any capital stock.

     The Merger Agreement is attached as Exhibit 1 hereto and is incorporated herein by reference in its entirety. The foregoing summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit.

     Concurrent with the execution of the Merger Agreement, Avnet and Savoir entered into an Option Agreement (the "Savoir Option Agreement"), dated as of March 2, 2000, under which Savoir granted Avnet an option (the "Savoir Option") to purchase up to 2,023,435 shares of Savoir Common Stock, representing 15.0% of the issued and outstanding Savoir Common Stock, at an exercise price of $6.83 per share, subject to certain customary anti-dilution adjustments.

     Also in connection with the Merger Agreement, Avnet entered into an Inducement Agreement (the "Inducement Agreement"), dated as of March 2, 2000, with P. Scott Munro, Carlton Joseph Mertens II, Dennis Polk, Bob O'Reilly, Larry Smart, Angelo Guadagno, Bill Sickler, Mike Gunnels and Guy Lammle (collectively, the "Stockholders"), under which each of the Stockholders granted Avnet an option (the "Stockholders' Option") to purchase such Stockholder's shares (collectively, 2,067,536 shares) of Savoir Common Stock at an exercise price of $7.85 per share. If Avnet exercises the Stockholders' Option and the Merger occurs at an exchange price for shares of Avnet Common Stock which is less than $59.6063, the Stockholders will be entitled to additional shares of Avnet common stock or cash, at the election of Avnet. If Avnet exercises the Stockholders' Option and the Merger occurs at an exchange price which is greater than $59.6063, Avnet will be entitled to a return of a portion of its shares of common stock or cash, at the election of each Stockholder.

     Under the Inducement Agreement, each Stockholder has agreed (i) to vote such Stockholder's shares of Savoir Common Stock in favor of approval of the Merger Agreement and against any other proposal for any recapitalization, merger, sale of assets or other business combination between Savoir and any other person or entity other than Avnet or Tactful or the taking of any action which would result in any of the conditions to Avnet's obligations under the Merger Agreement not being fulfilled. Also under the Inducement Agreement, each Stockholder has agreed not to dispose of such Stockholder's shares.

     Under the Inducement Agreement, each Stockholder has also agreed that in the event (i) of any stock dividend, stock split, recapitalization, reclassification, combination or exchange of shares of stock of Savoir, (ii) such Stockholder purchases or otherwise acquires beneficial ownership of any shares of Savoir Common Stock after March 2, 2000, or (iii) such Stockholder acquires the right to vote or share in the voting of any shares of Savoir Common Stock after March 2, 2000, such new shares will be subject to the terms of the Inducement Agreement.

     Avnet may not exercise the Stockholders' Option until Savoir or its stockholders shall have received in writing, or there shall have been publicly proposed, an Acquisition Proposal. An "Acquisition Proposal" means any proposal or offer relating to any direct or indirect acquisition or purchase of all or a substantial part of the assets of Savoir or any of its subsidiaries or of over 15% of any class or series of equity securities of Savoir or any of its subsidiaries, any tender offer or exchange offer that if consummated would result in any person beneficially owning 15% or more of any class or series of equity securities of Savoir or any of its subsidiaries, any merger, consolidation, business combination, sale of all or substantially all of the assets, recapitalization, liquidation, dissolution or similar transaction involving Savoir or any of its subsidiaries, other than the transactions contemplated by the Merger Agreement. Avnet may not exercise the Savoir Option until the occurrence of a Purchase Event. A "Purchase Event" will occur if (a) the Merger Agreement is terminated (i) by Avnet because required regulatory approvals have been obtained but the Merger has not been consummated by September 15, 2000, or because the approval of the shareholders of Savoir has not been obtained, or because of a breach by Savoir of any of its representations, warranties and covenants in the Merger Agreement which has or would reasonably be likely to have a material adverse effect on Savoir, or because the Board of Directors of Savoir shall have withdrawn or adversely amended its recommendation of the Merger or recommended another offer for the purchase of Savoir, or (ii) by Savoir because the approval of the shareholders of Savoir has not been obtained or because Savoir has received a superior proposal and (b) within one year of any such termination Savoir enters into an agreement to effect an Acquisition Proposal.

     The Inducement Agreement and the Stockholders' Options will terminate on the earliest to occur of (a) the effective time of the Merger, (b) 6 months after the first occurrence of a Purchase Event (subject to extension if governmental authorities restrict exercise of the options), (c) termination of the Merger Agreement under circumstances which do not and cannot result in a Purchase Event, and (d) 12 months after the termination of the Merger Agreement under circumstances which do or could result in a Purchase Event, unless during such 12-month period a Purchase Event shall occur.

     The Savoir Option Agreement is attached as Exhibit 2 hereto and is incorporated herein by reference in its entirety. The foregoing summary of the Savoir Option Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit. The Inducement Agreement is attached as
Exhibit 3 hereto and is incorporated herein by reference in its entirety. The foregoing summary of the Inducement Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit.

     Except as contemplated by the Merger Agreement, the Savoir Option Agreement and the Inducement Agreement or as otherwise set forth in this Item 4, neither Avnet, nor, to the knowledge of Avnet, any of the persons listed on
Schedule I hereto, has any present plans or proposals which relate to or which would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

 ITEM 5.     Interest in Securities of the Issuer.

     Neither Avnet nor, to the knowledge of Avnet,  any of the persons listed on
Schedule I hereto beneficially owns any shares of Savoir Common Stock other than as set forth herein or as listed on Schedule I hereto. Prior to the Savoir Option and the Stockholders' Option becoming exercisable and being exercised, Avnet expressly disclaims beneficial ownership of the shares of Savoir Common Stock which may be purchasable by Avnet thereunder. Neither the filing of this
Schedule 13D nor any of its contents shall be deemed to constitute an admission that Avnet is the beneficial owner of the shares of Savoir Common Stock subject to the Savoir Option and the Stockholders' Option for purposes of Section 13(d) or 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose and such beneficial ownership is expressly disclaimed.

     (a) Pursuant to the Savoir Option, Avnet has been granted an option to purchase up to 2,023,435 shares of Savoir Common Stock at $6.83 per share, subject to customary antidilution adjustments as provided therein. Pursuant to the Stockholders' Option, Avnet has been granted an option to purchase each Stockholder's shares at an exercise price of $7.85 per share (subject to adjustment as described in Item 4 above). The Savoir Option and the Stockholders' Option become exercisable under certain conditions described in Item 4 above. Based on the number of outstanding shares of Savoir Common Stock on March 2, 2000, if all of such options were exercised in full, Avnet would beneficially own 26.4% of the shares of Savoir Common Stock outstanding following exercise of the Savoir Option and the Stockholders' Option.

     (b) Avnet would have sole voting and dispositive power with respect to any shares of Savoir Common Stock acquired upon exercise of the Savoir Option and/or the Stockholders' Option.

     (c) Except as described in Item 4 hereof or as listed on Schedule I hereto, no transactions in the Savoir Common Stock were effected by Avnet, or, to the knowledge of Avnet, any of the persons listed on
          Schedule I hereto, during the 60-day period preceding March 2, 2000.

     (d) Except as described in Item 4 above, until the Savoir Option and/or any Stockholders' Option are exercised, Avnet has no right to receive dividends from, or the proceeds from the sale of, the shares of Savoir Common Stock subject to the Savoir Option and the Stockholders'
          Option. If the Savoir Option and/or any Stockholders' Option were exercised by Avnet, Avnet would have the sole right to receive dividends on the shares of Savoir Common Stock acquired pursuant thereto.

     (e)  Not applicable.


ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Except as set forth in this Schedule 13D, to the knowledge of Avnet, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or listed on Schedule I hereto, and between such persons and any person with respect to any securities of Savoir, including but not limited to, transfer or voting of any of the securities of Savoir, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of Savoir.


 ITEM 7.     Material to be Filed as Exhibits.

     1. Agreement and Plan of Merger, dated as of March 2, 2000, by and among Avnet, Inc., Tactful Acquisition Corp. and Savoir Technology Group, Inc.

     2. Option Agreement, dated as of March 2, 2000, by and among Avnet, Inc. and Savoir Technology Group, Inc.

     3. Inducement Agreement, dated as of March 2, 2000, by and among Avnet, Inc. and certain stockholders of Savoir Technology Group, Inc.

                                   SIGNATURES


     After reasonable inquiry and to my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 13, 2000

                                   AVNET INC.




                                    By: /s/David R. Birk
                                        ----------------
                                    Name:  David R. Birk
                                    Title: Authorized Signatory

                                   SCHEDULE I

     The name and present principal occupation of each director and executive officer of Avnet, Inc. are set forth below. Except as noted below, the business address for each person listed below is c/o Avnet, Inc., 2211 South 47th Street, Phoenix, Arizona 85034, and each such person is a United States citizen.



Name, Address and Citizenship              Title


Roy Vallee                                  Director; Chairman of the Board
                                            and Chief Executive Officer of
                                            Avnet.


Eleanor Baum                                Director; Dean of the School of
The Cooper Union                            Engineering of The Cooper Union,
51 Astor Place                              New York, NY.
New York, NY 10003

J. Veronica Biggins                         Director; Partner, Heidrick &
Heidrick & Struggles                        Struggles.
303 Peachtree Street NE
Atlanta GA 30308

Joseph F. Caligiuri                         Director; Executive Vice President
                                            (retired) of Litton Industries, Inc.


Lawrence W. Clarkson                        Director; Senior Vice President
                                            (retired) of The Boeing Company.


Ehud Houminer                               Director; Professor and Executive-
Columbia Business School                    in-Residence at Columbia Business
Columbia University                         School, Columbia University,
3022 Broadway                               New York, NY and a principal of
New York, NY 10027                          Lear, Yavitz and Associates.
Citizen of Israel


James A. Lawrence                           Director; Executive Vice President
General Mills Inc.                          and Chief Financial Officer of
P.O. Box 1113                                  General Mills.
Minneapolis, Minnesota  55426


Salvatore J. Nuzzo                          Director; Chairman and CEO of
Datron Inc.                                 Datron Inc.
1200 N. Glenrock Dr.
Garland, TX 75040

Frederic Salerno                            Director; Senior Executive Vice
Bell Atlantic                               President & CFO/Strategy & Business
1095 Avenue of the Americas                 Development and Director,
New York, NY 10013                          Bell Atlantic.

Name, Address and Citizenship              Title

Frederick S. Wood                           Director; Consultant to General
                                            Dynamics Corporation.


David R. Birk                               Senior Vice President and General
                                            Counsel of Avnet.


Andrew S. Bryant                            Senior Vice President of Avnet.


Steven Church                               Senior Vice President of Avnet.


John F. Cole                                Controller of Avnet.


Anthony DeLuca                              Senior Vice President of Avnet.


Brian Hilton                                Senior Vice President of Avnet.


Patrick Jewett                              Senior Vice President of Avnet.


Edward Kamins                               Vice President of Avnet.


Raymond Sadowski                            Senior Vice President, Chief
                                            Financial Officer and Assistant
                                            Secretary of Avnet.


George Smith                                Vice President of Avnet.

                                INDEX OF EXHIBITS


     1. Agreement and Plan of Merger, dated as of March 2, 2000, by and among Avnet, Inc., Tactful Acquisition Corp. and Savoir Technology Group, Inc.

     2. Option Agreement, dated as of March 2, 2000, by and among Avnet, Inc. and Savoir Technology Group, Inc.

     3. Inducement Agreement, dated as of March 2, 2000, by and among Avnet, Inc. and certain stockholders of Savoir Technology Group, Inc.